Exhibit 99.1

TeliaSonera: Teliasonera's Share Capital Reduction Has Been Completed

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 6, 2006--The reduction of share capital decided on at TeliaSonera's (NASDAQ:TLSN) (HEX:TLS1V) (STO:TLSN) Annual General Meeting on April 27, 2006 has now been completed.

TeliaSonera's share capital was reduced by SEK 591,279,539.20 by cancelling the 184,774,856 shares owned by TeliaSonera that were repurchased through TeliaSonera's repurchase offer in 2005. The total number of shares in TeliaSonera is now 4,490,457,213 shares. TeliaSonera holds no longer any treasury shares.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
Press Service, (0)8-713 58 30